Entergy Louisiana, LLC 639 Loyola Avenue New Orleans, LA 70113

Alyson M. Mount Senior Vice President and Chief Accounting Officer

June 20, 2013

Robert Errett
Special Counsel
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Re:          Entergy Louisiana Investment Recovery Funding I, L.L.C.
Form 10-K for Fiscal Year Ended December 31, 2012
Filed March 28, 2013
File No. 333-175117-01

Dear Mr. Errett:

Set forth below are the responses of Entergy Louisiana, LLC, as servicer for Entergy Louisiana Investment Recovery Funding I, L.L.C., to the comments of the staff of the United States Securities and Exchange Commission set forth in your letter of June 6, 2013, to Alyson Mount, the senior officer in charge of the servicing function of such servicer.  For the convenience of the staff, the comments of the staff are reproduced immediately below and are followed by our corresponding responses.

Upon receipt of your letter, we contacted representatives of The Bank of New York Mellon and requested that they provide us with relevant information that was responsive to your comments #2, #3 and #4, and the responses to such comments that are set forth below are based on the information provided to us by The Bank of New York Mellon (“BNY Mellon”).

Comment

1. Under Item 1122(c) of Regulation AB, the body of the Form 10-K report is to identify any material instance of noncompliance identified in any party’s report on assessment of compliance with servicing criteria. We note that Exhibit 33.2 – Assertion of Compliance with Applicable Servicing Criteria (“Servicing Assessment”) submitted on behalf of The Bank of New York Mellon, BNY Mellon Trust of Delaware, and The Bank of New York Mellon Trust Company, N.A. (collectively, “BNY Mellon”) – discloses two instances of noncompliance with applicable servicing criteria. Please confirm to us that if any party’s report on assessment of compliance with servicing criteria required under Item 1122 of Regulation AB identifies any material instance(s) of noncompliance with the servicing criteria in future filings, you will identify the material instance(s) of noncompliance in the Form 10-K that includes the report.

Response

We hereby confirm that, if any party’s report on assessment of compliance with servicing criteria required under Item 1122 of Regulation AB identifies any material instance(s) of noncompliance with the servicing criteria in future filings, we will identify the material instance(s) of noncompliance in the Form 10-K that includes the report.

Comment

2.  We note that BNY Mellon’s Servicing Assessment indicates that the platform the Servicing Assessment covers includes securitizations backed by different asset types, except the platform does not include residential mortgage-backed securities and other mortgage-related asset-backed securities. We also note that BNY Mellon’s Servicing Assessment identified material instances of noncompliance with servicing criteria applicable to them. With a view towards disclosure, please describe:

•	the asset types included in the sample of transactions reviewed for purposes of assessing compliance with servicing criteria applicable to them;

•	the asset type(s) where the identified instances of noncompliance were found to exist; and

•
whether the transaction covered by this Form 10-K was part of the sample of transactions reviewed to assess compliance with applicable servicing criteria and, if so, whether the identified instances of noncompliance involved this transaction.

Response

The asset types included in the sample of transactions were credit cards, auto loans, single corporate bond and swap, funding agreement (insurance), equipment leases, manufactured housing loans, motorcycle loans and student loans.  The sample of transactions did not include the asset type covered by the Form 10-K of Entergy Louisiana Investment Recovery Funding I, L.L.C.

The asset type of the transactions on which the material instances of noncompliance occurred was manufactured housing loans.

The transaction covered by the Form 10-K for Entergy Louisiana Investment Recovery Funding I, L.L.C., dated March 28, 2013, was not included in the sample transactions reviewed by BNY Mellon to assess BNY Mellon’s compliance with applicable servicing criteria.  Therefore, the identified instances of noncompliance did not involve any transactions covered by the Form 10-K.

Comment

    3. We note that one material instance of noncompliance identified by BNY Mellon is attributable to “certain reports to investors” containing “information that was not calculated in accordance with the terms specified in the transaction agreements” and when management became aware of the issue, they revised the “applicable investor reports… to reflect payment adjustments made” and maintained these reports “in accordance with the terms specified in the transaction agreements.” We believe a more granular discussion is necessary to understand how these steps have addressed the identified material instance of noncompliance. Therefore, with a view towards disclosure, please tell us the following:

•	the nature of the “certain reports” that were impacted by the material instance of noncompliance;

•	the nature and scope of information that was miscalculated in these reports and the cause of such miscalculations;

•	how the information was supposed to be calculated and how it was actually calculated;

•	whether investors whose payments were impacted were notified of the errors and, if so, how they were notified;

•	whether any underpayments were paid or will be paid to investors and, if so, when the payments were made or will be made;
•	whether any future payments were adjusted to account for overpayments and, if so, whether such adjusted payments may result in instances of material noncompliance for the current period; and

•	the steps BNY Mellon has undertaken to ensure that similar errors do not occur in the future.

Response

The identified instance of noncompliance did not involve any transactions covered by the Form 10-K of Entergy Louisiana Investment Recovery Funding I, L.L.C.

Investor reports on the affected manufactured housing transactions were impacted by the material instance of noncompliance. The interest rates for certain securities issued by the affected trusts were miscalculated during the affected payment periods.  The interest rates were miscalculated due to (i) an error in the payment model and (ii) the lack of information needed to calculate the interest rate from the servicer.  The interest rate was supposed to be calculated after taking into consideration certain information (the “Servicer Information”) that the servicer was supposed to calculate and deliver to the trustee.  The payment model was incorrectly set up to calculate the interest rate without considering the Servicer Information.  Investors whose payments were impacted by the material instance of noncompliance were reimbursed in December 2012.   The revisions to the impacted payments were disclosed to investors in the corrected payment reports sent to investors in December 2012, and no amendments to Forms 10-D were filed because the applicable issuers had previously suspended filings for the affected trusts.  No future payments were adjusted to account for overpayments. To mitigate the risk of similar occurrences in the future, other transactions from the affected program were reviewed to assure reporting accuracy and quality control steps were updated to assure the interest rate calculation is reviewed on a monthly basis.

Comment

    4.  We note that a second material instance of noncompliance identified by BNY Mellon is attributable to “amounts due to investors” not being allocated and remitted “in accordance with the distribution priority and other terms set forth in the transaction agreements” and that when management became aware of the issue, they adjusted “the applicable payments” and made revisions to “ensure that future payments will be allocated and remitted in accordance with the distribution priority and other terms set forth in the transaction agreements.” We believe a more granular discussion is necessary to understand how these steps have addressed the identified material instance of noncompliance. Therefore, with a view towards disclosure, please tell us the following:

•	the nature of the allocations and remittances that were impacted by the material instance of noncompliance;

•	the cause of such errors;

•	how the payments was supposed to be allocated and remitted and how they were actually allocated and remitted;

•	whether investors whose payments were impacted were notified of the errors and, if so, how they were notified;

•	whether any underpayments were paid or will be paid to investors and, if so, when the payments were made or will be made;

•	whether any future payments were adjusted to account for overpayments and, if so, whether such adjusted payments may result in instances of material noncompliance for the current period;

•	what revisions were made and what were they made to; and

•	the steps BNY Mellon has undertaken to ensure that similar errors do not occur in the future.

Response

Payments to investors on the affected manufactured housing transactions were impacted by the material instance of noncompliance.  The interest rates for certain securities issued by the affected trusts were miscalculated during the affected payment periods.  The interest rates were miscalculated due to (i) an error in the payment model and (ii) the lack of information needed to calculate the interest rate from the servicer.  The interest rate was supposed to be calculated after taking into consideration certain information (the “Servicer Information”) that the servicer was supposed to calculate and deliver to the trustee.  The payment model was incorrectly set up to calculate the interest rate without considering the Servicer Information.  Investors whose payments were impacted by the material instance of noncompliance were reimbursed in December 2012, and no amendments to Forms 10-D were filed because the applicable issuers had previously suspended filings for the affected trusts.  The revisions to the impacted payments were disclosed to investors in the corrected payment reports sent to investors.  No future payments were adjusted to account for overpayments.  To mitigate the risk of similar occurrences in the future, other transactions from the affected program were reviewed to assure reporting accuracy, and quality control steps were updated to assure the interest rate calculation is reviewed on a monthly basis.

As requested in your letter, we hereby acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this response, you may call Dawn Balash at (504) 576-6755.

Very truly yours,

/s/ Alyson M. Mount
Alyson M. Mount
Senior Vice President and Chief Accounting Officer
Entergy Louisiana, LLC
(Senior officer in charge of the servicing function of the servicer)

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